

Shareholder Assistance and Investor Information

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802-888-0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
(866)-321-8022 or
(720)-378-5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET

Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
P.O. Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM

Union Bankshares, Inc.

SECOND QUARTER REPORT JUNE 2015

Union Bankshares, Inc.

August 6, 2015

to our SHAREHOLDERS

We are pleased to announce the financial results for your company for the quarter ended June 30, 2015. Net Income was $2.0 million, or $0.46 per share, compared to $1.9 million, or $0.43 per share, for 2014, an increase of 5.1% quarter over quarter. Results for the second quarter of 2015 reflect quarter over quarter increases in net interest income of $100 thousand, and noninterest income of $416 thousand. These increases were partially offset by an increase in the provision for loan losses from $75 thousand for the second quarter of 2014 to $150 thousand for the same period in 2015, and increases in noninterest expenses of $286 thousand.

Year to date earnings for 2015 were $3.9 million, or $.88 per share, compared to $3.7 million, or $.83 per share, for 2014, an increase of 5.9%. Increases in net interest income of $117 thousand, and noninterest income of $788 thousand contributed to the increase in year to date earnings. These positive changes were partially offset by increases in the provision for loan losses of $100 thousand, noninterest expenses of $487 thousand, and the provision for income taxes of $100 thousand.

On the balance sheet, loans grew 3.6% to $478.7 million as of June 30, 2015 from $462.2 million as of June 30, 2014. Total deposits reached $513.0 million at June 30, 2015 compared to the prior year of $490.9 million. We continue to manage interest rate risk by selling most of the residential loans we originated in the first six months of 2015. During this time we sold $67.9 million in residential loan to the secondary market compared to $42.5 million in the first six months of 2014. Loans serviced for others grew $55.2 million to $400.1 million as of June 30, 2015 from $344.9 million as of June 30, 2014. Between the loan portfolio held on our books and our sold loan portfolio we are servicing a nearly $900 million portfolio, quite an achievement for a $600 million company.

In addition to producing sound financial results, we continue to work on enhancing our customer's experience when they interface with the bank. We are in the process of "beta" testing our new website design with anticipated roll out in the third quarter of 2015. In addition, during the second quarter of 2015 our new Customer Care Team went live. Prompted by the retirement of long time Main Office receptionist Patricia Rorick, we decided to change the way we handle phone calls throughout the system. We surveyed our incoming calls for two months and developed a list of the most commonly asked customer questions. We then assembled a team from internal departments and trained them on how to handle the most commonly asked questions without having to transfer the customer to another department. We purchased and installed a Call Center software package that allows us to appropriately route, manage, and track incoming and outgoing phone traffic. Our goal is to have our phones answered by Union Bank staff and to reduce the number of times customers must be transferred to internal departments to have their questions answered. Based on the first few months of operation it appears as though we have met our goals. We continue to pursue initiatives where we can either enhance the customer experience or increase operational efficiency.

We are pleased to report that the Board of Directors declared a cash dividend of $.27 per share on July 15, 2015, payable on August 6, 2015 to shareholders of record as of July 27, 2014. Enclosed please find your check or advice of deposit.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

About **Union Bankshares**

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices and two loan centers and several ATMs throughout its geographical footprint.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. Union Bank has consistently been recognized for our Community Reinvestment efforts and for our performance in residential lending to borrowers of all income levels. The US Small Business Administration has designated Union Bank as a Preferred Lender.

Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	JUNE 30, 2015	JUNE 30, 2014
Cash and Due from Banks	$4,096	$4,154
Federal Funds Sold & Overnight Deposits	10,558	15,490
Interest Bearing Deposits in Banks	12,701	13,713
Investment Securities	62,606	50,001
Loans Held for Sale	5,504	6,662
Loans, net	473,186	455,583
Reserve for Loan Losses	(4,919)	(4,610)
Premises and Equipment, net	12,935	10,979
Other Real Estate Owned, net	171	200
Accrued Interest & Other Assets	24,143	19,316
Total Assets	**$600,981**	**$571,488**

LIABILITIES & SHAREHOLDERS' EQUITY	JUNE 30, 2015	JUNE 30, 2014
Noninterest Bearing Deposits	$94,430	81,140
Interest Bearing Deposits	303,034	290,980
Time Deposits	115,515	118,736
Borrowed Funds	23,914	24,759
Accrued Interest & Other Liabilities	11,332	3,986
Common Stock	9,864	9,858
Additional Paid in Capital	486	404
Retained Earnings	47,955	44,769
Accumulated Other Comprehensive (Loss) Income	(1,598)	778
Treasury Stock at Cost	(3,951)	(3,922)
Total Liabilities & Shareholders' Equity	**$600,981**	**$571,488**

Standby letters of credit were $1,610,000 and $1,924,000 at June 30, 2015 and 2014, respectively.



Consolidated **Statements of Income**

(unaudited, in thousands)

	JUNE 30, 2015	JUNE 30, 2014	JUNE 30, 2015	JUNE 30, 2014
	(3 months ended)		(6 months ended)	
Interest Income	$6,276	$6,184	$12,393	$12,296
Interest Expense	521	529	1,086	1,106
Net Interest Income	5,755	5,655	11,307	11,190
Provision for Loan Losses	150	75	250	150
Net Interest Income After Provision for Loan Losses	5,605	5,580	11,057	11,040
Trust Income	190	191	367	366
Noninterest Income	2,336	1,919	4,494	3,707
Noninterest Expenses:				
Salaries & Wages	2,330	2,194	4,654	4,441
Pension & Employee Benefits	769	703	1,503	1,370
Occupancy Expense, net	312	295	693	634
Equipment Expense	461	410	867	797
Other Expenses	1,684	1,668	3,229	3,217
Total	5,556	5,270	10,946	10,459
Income Before Taxes	2,575	2,420	4,972	4,654
Income Tax Expense	558	501	1,071	971
Net income	**2,017**	**1,919**	**3,901**	**3,683**
Earnings Per Share	**$0.46**	**$0.43**	**0.88**	**0.83**
Book Value Per Share			**$11.83**	**$11.64**





Union Bankshares, Inc.

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS

Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

Union Bank

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

REGIONAL ADVISORY BOARD MEMBERS

Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
John M. Goodrich, *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Mary K. Parent - *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*

Union Bank Offices

(ATMs at all Branch Locations)

VERMONT

Danville	421 Route 2 East	802-684-2211
Fairfax	Jct. Routes 104 & 128	802-849-2600
Hardwick	103 VT Route 15 West	802-472-8100
Jeffersonville	44 Main Street	802-644-6600
Johnson	198 Lower Main Street	802-635-6600
Lyndonville	183 Depot Street	802-626-3100
Morrisville	20 Lower Main Street	802-888-6600
	65 Northgate Plaza	802-888-6860
Newport	Loan Center	
	325 East Main Street	802-334-0750
St. Albans	15 Mapleville Depot	802-524-9000
St. Johnsbury	364 Railroad Street	802-748-3131
	325 Portland Street	802-748-3121
S. Burlington	Loan Center	
	30 Kimball Avenue	802-865-1000
Stowe	47 Park Street	802-253-6600

NEW HAMPSHIRE

Groveton	3 State Street	603-636-1611
Littleton	263 Dells Road	603-444-7136
	76 Main Street	603-444-5321
Lincoln	135 Main Street	603-745-4000
N. Woodstock	155 Main Street	603-745-2488